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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. __)

                        MACE SECURITY INTERNATIONAL, INC.
                                (Name of Issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    554335109
                      (CUSIP Number of Class of Securities)

                             Gerald C. Harvey, Esq.
                  Vice President, Secretary and General Counsel
                           TransTechnology Corporation
                                 150 Allen Road
                        Liberty Corner, New Jersey 07938

                                 with a copy to:

                             F. Ronald O'Keefe, Esq.
                               Hahn Loeser & Parks
                              3300 BP America Bldg.
                                200 Public Square
                              Cleveland, Ohio 44114
                                 (216) 621-0150

                 (Name, address and telephone number of persons
                authorized to receive notices and communications
                    on behalf of person(s) filing statement)

                                  MARCH 1, 1994
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------
         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                               Page 1 of 33 Pages
                             Exhibit Index on Page 9


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                                                                   Page 2 of 33


CUSIP No. 554335109
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         TRANSTECHNOLOGY CORPORATION - EIN#95-4062211
--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)    [x]
                                                                    (b)    [ ]
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
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                                    7.      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                                580,000
OWNED BY EACH                       -------------------------------------------
REPORTING PERSON
WITH                                8.      SHARED VOTING POWER

                                            -0-
                                    -------------------------------------------

                                    9.      SOLE DISPOSITIVE POWER

                                            580,000

                                    -------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                            -0-

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         580,000

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.5%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO



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                                  SCHEDULE 13D

         This statement on Schedule 13D is filed on behalf of TransTechnology Corporation, a Delaware corporation (the "Reporting Person") relative to transactions in certain common stock, $0.01 par value per share (the "Common Stock"), issued by Mace Security International, Inc., a Delaware corporation (the "Issuer").

         Pursuant to General Instruction C of Schedule 13D, the information called for by Items 2-6, inclusive, of Schedule 13D has been given with respect to each (i) executive officer and director of the Reporting Person (ii) person controlling the Reporting Person and (iii) each executive officer and director of any corporation or other person ultimately in control of the Reporting Person.

ITEM 1.  SECURITY AND ISSUER.

         Security:         Common Stock, $0.01 par value per share
                           (CUSIP No. 554335109)

         Issuer:           Mace Security International, Inc.
                           160 Benmont Avenue
                           Bennington, Vermont 05201

ITEM 2.  IDENTITY AND BACKGROUND.

         The Reporting Person is a Delaware corporation engaged in the development, manufacture and sale of a wide range of products in the specialty fastener and rescue hoist and cargo hook industries. The address of its principal business and principal office is 150 Allen Road, Liberty Corner, New Jersey 07938.

         The executive officers of the Reporting Person are: Michael J. Berthelot (Chairman and Chief Executive Officer); Patrick K. Bolger (President and Chief Operating Officer); Chandler J. Moisen (Executive Vice President); Winston Lau (Vice President of Operations); Joseph Spanier (Vice President, Chief Financial Officer and Treasurer) and Gerald C. Harvey (Vice President, Secretary and General Counsel). The Directors of the Reporting Person are:
Messrs. Berthelot and Bolger, Gideon Argov, Walter Belleville, Thomas V. Chema, Michel Glouchevitch and James A. Lawrence. The executive officers and directors of the Reporting Person are sometimes collectively referred to herein as the "Related Parties."

         During the last five years, none of the persons and entities identified in this Item 2 have been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that either resulted in a judgment, decree or final order enjoining future



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violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the terms of that certain Asset Purchase Agreement dated March 1, 1994, the Reporting Person sold its tear-gas division, which operated under the name Federal Laboratories, to the Issuer for $1.0 million in cash, $1.2 million in notes receivable and 465,000 unregistered shares of Common Stock. In addition, the Issuer settled a dispute with the Reporting Person over alleged breaches of representations and warranties in the Asset Purchase Agreement by the Issuer by issuing an additional 115,000 shares of unregistered common stock to the Reporting Person on June 15, 1995.

         Except as otherwise indicated in this Schedule 13D, none of the Related Parties, considered individually, owns beneficially any shares of Common Stock. However, the Related Parties may, by virtue of their respective positions with the Reporting Person, be deemed to own beneficially (as that terms is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) the shares of Common Stock reported as owned beneficially by the Reporting Person.

         ITEM 4.           PURPOSE OF TRANSACTION.

         The Reporting Person acquired the shares of Common Stock described herein for investment purposes, and its holdings have been disclosed in the Issuer's Annual Report on Form 10-KSB for its fiscal years 1994 and 1995. The Reporting Person currently has no proposals or plans which would require disclosure under this Item 4.

         Except as described in this Item 4, neither the Reporting Person nor any of the Related Parties presently have any plans or proposals which relate to or would result in either (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, (such as a merger, reorganization or liquidation), involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer (including any plans or proposals to change the number or term of directors or to fill any existing vacancies in the board of the Issuer); (e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any material change in the business or corporate structure of the Issuer;
(g) any changes in the charter or bylaws (or instruments corresponding thereto) of the Issuer or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated in this paragraph.


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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (The number of issued and outstanding shares of Common Stock upon which the various percentages set forth in this amended statement on Schedule 13D are based does not include any outstanding securities convertible into Common Stock or any shares of Common Stock subject to any outstanding options.)

         (a) The Reporting Person is the beneficial owner of 580,000 shares of Common Stock, which constitute 8.5% of the 6,818,212 shares of Common Stock issued and outstanding as of September 30, 1996 based upon the Issuer's most recent Quarterly Report on Form 10-QSB filed November 14, 1996.

         None of the Related Parties, considered individually, owns beneficially any shares of Common Stock. However, the Related Parties may, by virtue of their respective positions with the Reporting Person, be deemed to own beneficially (as that terms is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) the shares of Common Stock reported as owned beneficially by the Reporting Person.

                                     *  *  *  *

         (b) The Reporting Person has the sole power to vote or to direct the voting of, all of the shares of Common Stock reported as owned beneficially by them, respectively, in response to subsection (a) of this Item 5. Except as provided for in the Security Agreement (as described in Item 6), the Reporting Person has the sole power to dispose of, or to direct the disposition of, all of the shares of Common Stock reported as owned beneficially by them, respectively, in response to subsection (a) of this Item 5.

         None of the Related Parties, considered individually, has the sole power to vote or to direct the voting of, or the sole power to dispose of or to direct the disposition of, any shares of Common Stock. However, such Related Parties, by virtue of their respective positions with the Reporting Person, have the power to vote or to direct the voting of, or the power to dispose of or to direct the disposition of, the shares of Common Stock reported as owned beneficially by the Reporting Person.

                                     *  *  *  *

         (c) The Reporting Person has not effected any transactions in the Common Stock in the last 60 days.

                                     *  *  *  *

         (d) The Reporting Person has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of Common Stock

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                                                                   Page 6 of 33




reported as owned beneficially by it, respectively, in the response to subsection (a) of this Item 5.

                  None of the Related Parties, considered individually, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock. However, the Related Parties, by virtue of their respective positions with the Reporting Person, have the right to receive or the power to direct the receipt of dividends from, and proceeds from the sale of, the shares of Common Stock reported as owned beneficially by the Reporting Person.

                                     * * * *

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described below, neither the Reporting Person nor any of the Related Parties has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

         Pursuant to the terms of that certain Registration Agreement dated as of March 1, 1994 between the Issuer and the Reporting Person, the Reporting Person has the right to demand that the Issuer file a Registration Statement under the Securities Act of 1933, as amended, covering up to 465,000 of the Issuer's common stock held by the Reporting Person. This right is limited to one request by the Reporting Person. The Issuer has agreed to bear all the expenses related to such registration. The 115,000 shares of the Issuer's common stock issued to the Reporting Person subsequent to March 1, 1994 are not covered by the terms of this Registration Agreement.

         Pursuant to the terms of a Security Agreement dated as of June 30, 1995 among the Reporting Person, TransTechnology Acquisition Corporation, Palnut Fastners, Inc., Industrial Retaining Ring Company, Retainers, Inc., Rancho TransTechnology Corporation, TransTechnology Systems & Services, Inc., Electronic Connections and Assemblies, Inc., SSP Industries, SSP International Sales, Inc., TransTechnology Seeger-Orbis, Inc., and Waldes Truarc Inc. (all subsidiaries of the Reporting Person and collectively referred to herein as the "Subsidiaries") and the First National Bank of Boston, as agent for itself and other lending institutions (collectively, the "Lenders"), all of the shares of the common stock reported as owned by the Reporting Person have been pledged as security for a $115,000,000 Revolving Credit and Term Loan Agreement dated as of June 30, 1995 among the Reporting Persons, TransTechnology Seeger-Orbis GmbH, TTUK Acquisition Co. Limited and the Lenders. The terms of the Security Agreement do not impose restrictions upon the voting rights of the


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                                                                   Page 7 of 33

Reporting Person with respect to the shares of the Issuer's Common Stock held by the Reporting Person.

ITEM 7.           MATERIAL FILED AS EXHIBITS.

          Exhibit 1 Registration Agreement dated March 1, 1994 between the Issuer and the Reporting Person.

          Exhibit 2 Security Agreement dated as of June 30, 1995 among TransTechnology Corporation, the Subsidiaries and First National Bank of Boston.




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                                  SCHEDULE 13D
                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  March  20, 1997                      TRANSTECHNOLOGY  CORPORATION

                                             By: /s/ Gerald C. Harvey
                                             ----------------------------------
                                             Gerald C. Harvey, Vice President
                                             Secretary and General Counsel























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

                                  EXHIBIT INDEX

Exhibit                              Description                                     Page
-------                              -----------                                     ----

Exhibit 1         Registration Agreement dated March 1, 1994 between the
                  Issuer and the Reporting Person.                                    10


Exhibit 2         Security Agreement dated as of June 30, 1995 among                  17
                  TransTechnology Corporation, the Subsidiaries and First
                  National Bank of Boston.
